UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

AILERON THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00887A204
(CUSIP Number)

February 28, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1. NAME OF REPORTING PERSON

The University of Texas/Texas A&M Investment Management Company

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  (a) [_]
  (b) [_]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
      TX

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER
  0

6.  SHARED VOTING POWER
  1,812,627(1)

7.     SOLE DISPOSITIVE POWER
  0

8.  SHARED DISPOSITIVE POWER
  1,812,627(1)

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  1,812,627(1)

10.             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 6.2%(2)

12. TYPE OF REPORTING PERSON
 OO

(1) Consists of (i) 1,810,457 shares of Common Stock and (ii) 2,170 shares of
    Common Stock issuable upon exercise of warrants held by the Reporting
    Person.
(2) The percentage set forth in Row 11 of this Cover Page is based on
    29,495,512 shares of Common Stock outstanding, which consists of
    (i) 4,885,512 shares of Common Stock outstanding as of November 30, 2023, and (ii) 24,610,000 shares of Common Stock issuable upon the automatic conversion of the Issuers Series X Preferred Stock, both as reported in the Issuers Definitive Proxy Statement filed with the Securities and
    Exchange Commission on January 29, 2024.

1. NAME OF REPORTING PERSON

The Board of Regents of the University of Texas System

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  (a)
  (b)

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
        TX

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER
  0

6.  SHARED VOTING POWER
  1,812,627 (1)

7.     SOLE DISPOSITIVE POWER
  0

8.  SHARED DISPOSITIVE POWER
  1,812,627 (1)

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 1,812,627 (1)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES [_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 6.2%(2)

12. TYPE OF REPORTING PERSON
 OO

(1) Consists of (i) 1,810,457 shares of Common Stock and (ii) 2,170 shares of
    Common Stock issuable upon exercise of warrants held by the Reporting
    Person.
(2) The percentage set forth in Row 11 of this Cover Page is based on
    29,495,512 shares of Common Stock outstanding, which consists of
    (i) 4,885,512 shares of Common Stock outstanding as of November 30, 2023, and (ii) 24,610,000 shares of Common Stock issuable upon the automatic conversion of the Issuers Series X Preferred Stock, both as reported in the Issuers Definitive Proxy Statement filed with the Securities and
    Exchange Commission on January 29, 2024.

SCHEDULE 13G

Item 1.

(a) Name of Issuer:
        Aileron Therapeutics, Inc. (the Issuer).

(b) Address of Issuers Principal Executive Offices:
        738 Main Street #398
        Waltham, MA 02451

Item 2.

(a) Name of Person Filing:

This Statement on Schedule 13G is being filed by:

(i)  The University of Texas/Texas A&M Investment Management Company (UTIMCO)
(ii) The Board of Regents of the University of Texas System (the Regents)

Pursuant to an Investment Management Services Agreement with the Regents,
UTIMCO, an institutional investment advisor, holds the shares reported herein on behalf of the Regents and is authorized to exercise investment discretion and voting power with respect to such shares on behalf of the
Regents.

This Schedule 13G is filed on behalf of each of these persons. Included in this Schedule 13G as Exhibit 1 is the agreement between UTIMCO and the
Regents to file this Schedule 13G on behalf of each of them.

The foregoing persons are hereinafter sometimes collectively referred to as the
Reporting Persons. Any disclosures herein with respect to persons other than the
Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b) Address of Principal Business Office or, if None, Residence:
        210 West 7th St., Suite 1700, Austin, TX 78701

(c) Citizenship:
        Texas

(d) Title and Class of Securities:
        Common stock, par value $0.001 per share

(e) CUSIP No.:
        00887A204

Item 3.

Not Applicable.

Item 4. Ownership

For each of the Reporting Persons, the amount beneficially owned, percent of class and shares with respect to which they have sole or shared dispositive or voting control are set forth on the cover pages hereto.

On October 31, 2023, the Issuer acquired Lung Therapeutics, Inc. (Lung) pursuant to an Agreement and Plan of Merger by and among the Issuer, Lung, and certain other parties thereto. As a result of such acquisition, the Regents were issued the above-referenced shares in respect of shares of Lung previously issued pursuant to (a) an Amended and Restated Patent and Technology License Agreement,
effective as of June 19, 2013, by and between Lung and the Regents, on behalf of
The University of Texas Health Science Center at Tyler, as amended, and
(b) convertible note, preferred stock and SAFE investments.

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.
        Not applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
        Not applicable.

Item 8. Identification and classification of members of the group.
        Not applicable.

Item 9. Notice of Dissolution of Group.
        Not applicable.

Item 10. Certifications.
         Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2024

The University of Texas/Texas A&M Investment Management Company

/S/ Joan Moeller
    Joan Moeller
    Chief Operating Officer

The Board of Regents of the University of Texas System

By: The University of Texas/Texas A&M Investment Management Company,
    as investment advisor to The Board of Regents of the University of Texas System

/S/ Joan Moeller
    Joan Moeller
    Chief Operating Officer

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned agrees that (i) the statement on Schedule 13G relating to the Common Stock of Aileron Therapeutics, Inc., has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule
13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of
Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signature hereto, at the principal office thereof.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: March 5, 2024

The University of Texas/Texas A&M Investment Management Company

/S/ Joan Moeller
    Joan Moeller
    Chief Operating Officer

The Board of Regents of the University of Texas System
By: The University of Texas/Texas A&M Investment Management Company,
    as investment advisor to The Board of Regents of the University of Texas System

/S/ Joan Moeller
    Joan Moeller
    Chief Operating Officer